GALEM GROUP INC.

3773 Howard Hughes Parkway, Ste. 500S

Las Vegas, NV 89169-6014

Tel.  702-960-0696

Email: galemgroup@gmail.com

October 25, 2016

Ms. Sara Von Althann

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Galem Group Inc.

       Registration Statement on Form S-1

       Filed September 13, 2016

       File No. 333-213608

Dear Ms. Von Althann,

Galem Group Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated October 7, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on September 13, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. It appears that you are a shell company as defined in Rule 405 of Regulation C, because you have no operations and total assets consisting solely of cash and cash equivalents. Please revise your disclosure throughout to account for the implications of being designated a shell company. Alternatively, please supplementally provide a detailed explanation as to why you are not a shell company.

Response: We do not believe that Galem Group Inc. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Galem Group Inc. can be classified as having “no or nominal operations”. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Galem Group Inc. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Galem Group Inc. investigated the market demand in the field of consulting services in traditional and alternative medicine and medical technologies. Additionally, we had started to negotiate agreements with potential customers and signed agreement with Pecolo Freo Travel LLC on September 8, 2016. As a result of this agreement we generated $2,300 in revenues. Moreover, we spent our funds for assets which help us in our business activity according to our plan of operations. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Management’s Discussion and Analysis or Plan of Operation, page 14

2. We note your disclosure in the fifth paragraph that you “have generated sufficient revenue to date.” Please revise, as it appears that you have not generated any revenue to date.

Response: We have disclosed throughout the registration statement that we had generated $2,300 of revenue to date.

Liquidity and Capital Resources, page 17

3. You disclose you have sold 3,000,000 shares of common stock for net proceeds of $5,000. Please revise to reflect the $3,000 net proceeds actually received to date.

Response: We have revised to reflect $3,000 net proceeds actually received to date.

Plan of Distribution, page 23

4. We note your disclosure on this page stating that you are registering 3,000,000 shares of your common stock for sale at the price of $0.001 per share. Elsewhere, your disclosure indicates that the sale price will be $0.03 per share. Please revise for consistency.

Response: We have revised for consistency.

Report of Independent Registered Public Accounting Firm, page F-1

5. We note that the auditors’ opinion includes the phrase “subject to the condition noted in the following paragraph.” Please tell us how the auditors’ report complies with AU-C 706.07d. Also, tell us how this type of opinion complies with the requirements of Rule 2-02 of Regulation S-X.

Response: Our auditor has updated the report according to the required rules and regulations.

Item 16. Exhibits, page 38

6. Please file a copy of your subscription agreement as an exhibit. Refer to Item 601(b) of Regulation S-K.

Response: We have filed a form of subscription agreement for the offering as an Exhibit 99.1.

Exhibit 5.1

7. We note the statement in the opinion that “the 3,000,000 shares of Common Stock held by the Company are validly issued, fully paid and non-assessable.” Please revise to clarify that the shares registered for sale will, when sold, be legally issued, fully paid and non-assessable or advise.

Response: We have filed updated legal opinion from our attorney.

Please direct any further comments or questions you may have to the company at galemgroup@gmail.com

Thank you.

Sincerely,

/S/ Emiliya Galfinger

Emiliya Galfinger, President